United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	8

ABSENTEE BALLOT

EXTRAORDINARY SHAREHOLDERS MEETING

VALE S.A. of 10/18/2017

1. Name or business name of the shareholder (without abbreviations)

2. CNPJ or CPF of the shareholder	2.1. Email address for the Company to send the shareholder confirmation of receipt of the ballot

3.                                     Guidelines for completion

Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Extraordinary Shareholders’ Meeting (“Meeting”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed:

(i)                         the shareholder must note above his or her name (or business name), as well as its CPF or CNPJ, as applicable, as well as an email address for any contact (to be completed in the appropriate field at the end of this Ballot);

(ii)                      all the fields must be duly completed;

(iii)                   all the pages must be initialed; and

(iv)                  the last page must be signed by the shareholder or its legal representative(s), as applicable and under prevailing law.

The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Please note that:

(i)                           10.11.2017 is the last day for RECEIPT of the Ballot through one of the three forms to be listed in item 4 below, and not the last day for it to be sent. If it is received after 10.11.2017, the votes will not be counted;

(ii)                       the election of members to the Board of Directors is not subject to cumulative voting system; and

(iii)                   there is no separate election process exclusively by holders of preferred shares since they do not reach the quorum required by Law.

Shareholders opting to exercise their right to vote through the Ballot must alert to the items 3.1 and 4.3 of the Manual for Participation in the Meeting and observe the other rules and formalities described in the Manual and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

4.                                     Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian

So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meeting, i.e., by 10.11.2017 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives:

1)             Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository.

2)             Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian.

3)             Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meeting. The shareholder may also, if it prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, by 10.11.2017.

For more clarifications, access the Manual for participation in the Meeting, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3 S.A. — Brasil, Bolsa, Balcão (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

5.                                     Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company

Attn: Departamento de Relações com Investidores

Address: Avenida das Américas n. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, Rio de Janeiro — RJ, CEP 22640-100, to the care of the Investor Relations Office.

email: vale.ri@vale.com

6.                                     Recommendation of the institution hired by the Company to render services of securities depository, with name, physical address and e-mail address and telephone number for contact

Banco Bradesco S.A. (Bradesco)

Telephone number for contact: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

As informed in the Manual of the Meeting, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meeting.

Resolutions

Simple Resolution

1.              Amendment to Vale’s By-Laws:

☐ Approve         ☐ Reject         ☐ Abstain

Simple Resolution

2.                                     Conversion of all class “A” preferred shares issued by Vale into common shares in the ratio of 0.9342 common share for each class “A” preferred share:

☐ Approve         ☐ Reject         ☐ Abstain

Election of members to the Board of Directors per candidate — Limit of positions to be filled: 2

3.              Election of members to the Board of Directors (the shareholder can vote on many candidates as the number of positions to be filled in the election):

Candidate 1:  Isabella Saboya, as effective member

☐ Approve         ☐ Reject         ☐ Abstain

Candidate 2: Ricardo Reisen de Pinho, as effective member, and Marcio Guedes Pereira Junior, as alternate

☐ Approve         ☐ Reject         ☐ Abstain

Candidate 3: Sandra Guerra, as effective member

☐ Approve         ☐ Reject         ☐ Abstain

In case of adoption of election through cumulative voting system, do you wish to distribute your vote in percentages per candidates? (NOT APPLICABLE)

☐ Yes         ☐ No

Display of all candidates to indicate the % (percentage) of votes to be distributed: (NOT APPLICABLE)

Candidate 1 - [ ] % percentage of votes to be distributed to this candidate

Candidate 2 - [ ] % percentage of votes to be distributed to this candidate

Candidate 3 - [ ] % percentage of votes to be distributed to this candidate

Separate election process for members of the Board of Directors by non-controlling shareholders of common shares

4.              [Shareholders may only fill in this item in case he/she did not fill in the item 3 above and have held, uninterruptedly, his/her voting shares during the 3 months immediately before this meeting] Election, in separate election process, of member of the board of directors by non-controlling shareholders of common shares:

Candidate 1: Sandra Guerra, as effective member

☐ Approve         ☐ Reject         ☐ Abstain

Candidate 2:  Marcelo Gasparino da Silva, as effective member, and Bruno C. H. Bastit, as alternate

☐ Approve         ☐ Reject         ☐ Abstain

If it is found that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted votes made up,

respectively, the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, do you want your vote to be aggregated to the votes of the preferred shares in order to elect to the board of directors the candidate with the highest number of votes among all of those who, included in this ballot, stand for a separate election?

☐ Yes         ☐ No

Separate election process for members of the Board of Directors by directors by non-controlling shareholders of preferred shares. [There is no separate election process exclusively by holders of preferred shares since they do not reach the quorum required by Law.]

5.              [Shareholders may only fill in this item in case they have held, uninterruptedly, his/her voting shares during the 3 months immediately before this meeting] Election, in separate election process, of member of the board of directors by non-controlling shareholders of preferred shares:

Candidate 1: Sandra Guerra, as effective member

☐ Approve         ☐ Reject         ☐ Abstain

Candidate 2: Marcelo Gasparino da Silva, as effective member, and Bruno C. H. Bastit, as alternate

☐ Approve         ☐ Reject         ☐ Abstain

If it is found that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted votes made up, respectively, the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, do you want your vote to be aggregated to the votes of the common shares in order to elect to the board of directors the candidate with the highest number of votes among all of those who, included in this ballot, stand for a separate election?

☐ Yes         ☐ No

[City], [date]

Name and signature of Shareholder

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 27, 2017		Director of Investor Relations